Mail Stop 7010

									February 8, 2006

Michael W. Hawkins
Chief Executive Officer
Alternative Construction Company, Inc.
1900 South Harbor City Boulevard, Suite 315
Melbourne, Florida 32901

Re:	Alternative Construction Company, Inc.
	Registration Statement n Form SB-2
	Amended January 17, 2006
	File No. 333-128191

Dear Mr. Hawkins:

	We have reviewed your amended filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that you are required to file an accurately marked copy of all amendments. Not all of the changes that you made in response to our prior comment letter appear to be marked in Amendment
No. 1. For example, the changes you make in response to prior comment 4, which should appear in the summary discussion of your company, are unmarked. Please ensure that Amendment No. 2 is accurately marked.

2. We note your response to our prior comment two. However, your filing still contains numerous instances where it appears that financial results you characterize as your own are, in fact, the results of your predecessor. Please revise all sections of your filing as appropriate.

Summary Financial Information, page 6

3. We note the changes you have made in response to our prior comment five. However, it appears that the summary financial information for
2003 and 2004 is actually the information of your predecessor. Please revise your description as appropriate. In addition, tell us if the information pertaining to the statement of operations and cash flows for the nine months ended September 30, 2005 combines results pertaining to the time period prior to your January 21, 2005 acquisition with results realized after your acquisition. Please note that this presentation would be inappropriate as the results should be separately presented. Revise as appropriate.

The Offering, page 5

4. Revise this table to clarify that all shares are being offered by the selling security holders, including the shares underlying the debentures and warrants. We understand that you are registering the resale of these shares, not their issuance by the company.

Risk Factors, page 7

5. Please include a risk factor subheading for your first risk factor.

6. We repeat comment 7 of our October 5, 2005 letter. You continue to use language like "no assurance" and "materially adverse effect."
This type of language does not point to a specific risk and appears to render some of your risk factors discussions boilerplate and/or not currently material. Please refer to the risk factors entitled
* "We Have a Limited Relevant Operating History...,"
* "We May Need Significant Additional Financing to Implement Our
Business Plan,"
* "If an Event of Default Occurs Under Any One of the
Debentures..."
* "Unanticipated Problems Associated with Product Development...,"
* "We May Incur Significant Costs Resulting From Product Liability
Claims"
* "We Do Have Manufacturing Capabilities"

"Substantially all of our assets, but not Including U.S.
Patents...,"
page 7

7. Please explain your statement that debenture lenders may elect to accelerate payment terms and may exercise their right against your collateral, including your patents, in light of your statement in the subheading and the beginning of this risk factor that your patents are not collateral for these loans. If you are referring to non-U.S.
patents that are collateral for these loans, please disclose this fact.

"If An Event of Default Occurs Under Any One of the Debentures..."
page 8

8. This risk factor appears to be substantially similar to the risk
factor entitled
"Substantially all of our assets, but not Including U.S.
Patents...."
Therefore, consider combining these two risk factors. Additionally, the last sentence of this risk factor stating that your prospects will also depend on your ability to attract and retain highly qualified personnel appears to be generic and does not address the point of this risk factor. Please delete.

"If We Are Unable to Protect Our Intellectual Property...," page 8

9. Please explain and substantiate your statement that no consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under technology and similar patents.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 12

10. Clarify the nature of the transactions in which you "acquired" Universal Safe Structures and ProSteel. Were these operating companies when you acquired them? Did you participate in the formation of these companies? Who owns the other 20% of each company?

11. Where you discuss the acquisition of ACT and QMS, please clarify, if true, that these companies were owned by Mr. and Mrs. Janssens.

12. We note from your first risk factor that the current market price for steel and foam, key ingredients to your product, have recently increased in cost; thus, affecting your ability to produce enough product to meet demand, yet there is no discussion of this here or in the Description of Business section. Please provide such a discussion in order to help investors better understand your expenses and the challenges of meeting them.

13. A great deal of the disclosure here is duplicated later in this section. Specifically, we note the redundant paragraphs starting on page 16 following the Summary of Financial Information, Results of Operations, Cash and Sources of Liquidity, and Critical Accounting Policies. Please review your amended prospectus carefully to avoid redundant and confusing disclosure.

Critical Accounting Policies, page 15

14. We note your response to our prior comment 19. Given the fact there was no value assigned to goodwill or patent assets, it is unclear to us why you have included this disclosure as a critical accounting policy. Please either delete the disclosure or tell us why you believe it is appropriate to include it.

Cash and Sources of Liquidity, page 19

15. Please disclose the terms of your long term debt. Clarify whether this represents loans from management. If this is separate debt, detail the loans extended by management, including the outstanding balances and interest rates.

16. Please clarify the terms of your raw materials financing.
Please
explain "Net 30."

17. It does not appear that you have included your supplemental responses to comments 18 and 26 in the prospectus. Please revise accordingly. In addition, the statement in response to prior comment
18 that a portion of your short term debt "will be converted to equity as part of this filing" is confusing. We understood that you are not registering the conversion of the debt, but rather the resale of shares by debtholders once they have converted. Please revise.

Description of Business, page 22

18. We reissue comment 29 of our October 5, 2005 letter. It does not appear that you have provided a basis for your claim that your products are at the forefront of the green building industry, explained why your technology is environmentally friendly or otherwise disclosed which specific claims are based on your own beliefs and which have been independently verified by other parties.
Please revise in accordance with our prior comment.

19. We do not understand your supplemental response to comment 31 of our October 5, 2005 letter in which you state that you deleted and replaced a sentence. It appears you have not made these changes nor have you made the changes in response to comment 35. Please revise.

20. Please explain the usage of the terms "Vendor of Choice" and "Best of Few Vendors."

21. Please disclose whether the information in your referenced web site constitutes part of this prospectus.

Research and Development, page 24

22. We note your response to comment 40 of our October 5, 2005 letter. However, we partially reissue this comment. If you have no concrete spending and sourcing plans, please make this clear in the prospectus.

Regulatory Matters, page 24

23. Please disclose what the "ICC" is and update the status of this certification. Additionally, we note your disclosure that the federal and state regulations are meant to protect end users of your products. However, please describe the specific federal and state standards you must meet. For instance, is wind resistance the only certification standard?

Product Distribution and Customers, page 25

24. Please file your distribution agreements as exhibits. If you currently do not have any such agreements please revise the prospectus accordingly. Additionally, please file your agreement with International Construction Technologies, Inc. as an exhibit.

25. We do not understand your supplemental response to comment 46 of our October 5, 2005 letter. It appears that you have not deleted references to Global Resources and Solutions Corporation. Please revise.

26. We note your supplemental response to comment 47 of our October
5, 2005 letter that ProSteel provides cash flow for ACP as needed on a monthly basis, and splits net profit on a quarterly basis under a
50/50 profit sharing formula. Please disclose this in the prospectus.

Competition, page 25

27. Please provide a basis for your statement that the SIP industry is more than $1 trillion in the U.S.

28. We partially reissue comment 52 of our October 5, 2005 letter. Please see disclosure on page 22 that your panels are "green" or environmentally friendly. Please address this comment as it relates to your foam chemicals in your next amendment.

29. We partially reissue comment 53 of our October 5, 2005 letter. This section still appears inconsistent with disclosure in the risk factor entitled "We May Fail to Compete Effectively Against Larger Companies." If you do not believe that you face any competitive threat then please delete the risk factor.

30. We partially reissue comment 54 of our October 5, 2005 comment letter. Please disclose in your prospectus how the factors mentioned in your costs analysis affect your conclusion your panels have a significantly better square foot cost than your competitors.

Suppliers, page 26

31. Please file your agreements with Dow Chemical and Phoenix
Metals
Company as exhibits.

Marketing, page 26

32. We reissue comment 57 of our October 5, 2005 letter.
Supplementally, please list the countries you are currently negotiating with.

33. Please file your Letter of Understanding with the Republic of Chad as an exhibit.

34. Please carefully review this section as well as the entire prospectus to ensure that you have deleted and added disclosure as contemplated in your supplemental responses to our comments. As an example, your discussion of Chad appears to be duplicated and contains some disclosure you may have meant to amend. See page 26 where you state that Chad is expected to deliver its initial purchase order by March 31, 2005, with mass shipments beginning in April
2006
and page 27 where you state that Chad is expected to deliver its initial purchase order in the next 30 days, with mass shipments beginning in November 2005.

Management, page 27

35. Please name the public companies on which Mr. Kilpatrick has served as a director. Also, disclose the date he began working for
South Residential Enterprises, LLC.
Executive Compensation, page 29

36. Please explain the statement in the first paragraph of this section that the officers are no longer serving in the positions listed. Messrs. Hawkins and Rodriguez are named elsewhere in the prospectus as CEO and CFO respectively and signed the registration statement in these capacities.

Stock Option Plan, page 30

37. Supplementally, please explain the apparent discrepancy between your statement here that the Board initially issued 2,000,000 options to five key management and officers and the compensation table under which no common stock underlying options is listed. Revise your disclosure if necessary to reconcile this information.

Certain Relationships and Related Transactions, page 31

38. Ensure that you describe the nature of your relationship with the related parties with whom you have transactions. For example, explain what your relationship to Avante is. Clarify what, if any, continuing affiliation you have with Mr. Janssens. If you have a current relationship with Mr. Janssens of the nature described in
Item 404 of Regulation S-B, then please also describe the transactions in which you acquired ACT and QMS or include a cross reference to more detailed disclosure elsewhere in the prospectus.

Selling Shareholders, page 31
39. For any selling shareholders that are not natural persons and not a reporting company under the Exchange Act, please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Our prior comment 64 neglected to state "reporting" companies. Please refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K section of 3/99
Supp. to Manual.

Description of Securities, page 35

40. Please reconcile the disclosure on page 35, which states that you are registering approximately 76,000 shares of common stock pursuant to a registration rights agreements and the disclosure on page 38 and elsewhere in the prospectus that the amount of such shares is 83,000.

Combined Statements of Cash Flows, page F-16

41. We note your response to our prior comment 71. However, it is unclear to us what revisions were made to your filing. Please advise.


Consolidated Statement of Operations and Deficit, page F-24

42. We note your response to our prior comment 72. However, it is unclear to us what revisions were made to your filing. Please clarify or revise.

Note 1- Summary of Significant Accounting Policies
Basis of Consolidation, page F-27

43. Please respond to our prior comment 74.

Revenue Recognition, page F-28

44. We have reviewed the revisions you have made to your filing in response to our prior comment 75. Please note that SAB 101 has been superseded by SAB 104. Revise your disclosure and confirm to us that your revenue recognition policies adhere to the guidance in SAB 104.
In addition, please provide us with a comprehensive description of how you have considered the criteria in SOP 81-1 in determining that the sales for PBS should be recognized on a percentage of completion basis.

Accounts Receivable, page F-29

45. Please respond to our prior comment 76.

Note 5 - Notes Payable, page F-34

46. It appears that payment is due on your notes to JMB Associates and Paul Janssens. Please tell us the current status of these notes

Note 11 - Common Stock and Additional Paid-In Capital, page F-37

47. Please respond to our prior comments 77-81. Your revised disclosures do not appear to provide enough information to answer our previous questions.

48. Please tell us what consideration you have given to whether the conversion option in your Convertible Notes is an embedded derivative which should be bifurcated from the Notes. Reference SFAS No. 133 and EITF 00-19.

Item 25. Other Expenses of Issuance and Distribution

49. Please include the premium in the itemized list of expenses.
Comment 83 of our October 5, 2005 letter merely asked for the premium to be listed as its own line item not in a separate paragraph.



Item 26. Recent Sales of Unregistered Securities

50. We note that you deleted information about issuances of common stock in response to comment 84 of our October 5, 2005 letter. Supplementally, please tell us whether or not you issued 7,548 shares of common stock or any other number of shares to Mr. Rodriguez in October 2004 or any other time in the past three years. We may have further comment.

Legal Opinion
51. We reissue comment 85 from our October 5, 2005 comment letter. It appears that counsel "carves out" expertise, or responsibility for, Florida law. Refer to the fifth paragraph of exhibit 5.1. Since you are a Florida company, counsel must opine on the laws of Florida. Please provide an opinion consistent with the requirement of Item 601(b)(5) of Regulation S-B.

Signatures

52. Please have your controller or principal accounting officer sign in that capacity.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may contact Patricia Armelin at
(202) 551-3747 or John Cash, Accounting Branch Chief, at (202)
551-
3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff
Attorney, at (202) 551-3729 with any other questions.

      					Sincerely,


									Pamela A. Long
									Assistant Director

CC:	Thomas G. Amon
		(212) 819-2427
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Michael W. Hawkins
Alternative Construction Company, Inc.
Page 1 of 8



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE